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                      SECURITIES AND EXCHANGE COMMISSIONS
                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15a-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May 2002

                              SCOTTISH POWER PLC
                (Translation of Registrant's Name Into English)

              CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP
                   (Address of Principal Executive Offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F  X   Form 40-F____
               ---
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes___ No   X
                ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3_2(b): 82-______.)

                          FORM 6-K: TABLE OF CONTENTS

1. Press Release of Scottish Power plc, dated May 2, 2002, announcement regarding ADS dividend declaration.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   /s/ Scottish Power plc
                                                   -----------------------------
                                                   (Registrant)

Date May 2, 2002                               By: /s/ Alan McCulloch
     -------------                                 -----------------------------
                                                   Alan McCulloch
                                                   Assistant Company Secretary

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ADS Dividend Declaration

On 1 May 2002 ScottishPower announced in the Company's preliminary results, that the dividend for the fourth quarter ended 31 March 2002 was 6.835 pence per ordinary share. The dividend will be payable on 14 June 2002 to shareholders on the register on 10 May 2002.

This is to confirm that the dividend rate per American Depository Share (ADS) is $0.3972. The ADS dividend will be paid on 14 June 2002 to ADS holders of record on 10 May 2002.

For further information:

Alan McCulloch, Assistant Secretary         0141 566 4683